June 27, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant
William Mastrianna, Attorney-Adviser
Kathleen Krebs, Special Counsel
Larry Spirgel, Assistant Director

RE:	Lincoln Educational Services Corporation
Form 10-K for the year ended December 31, 2016
Filed March 10, 2017
File No. 000-51371

Ladies and Gentlemen:

Lincoln Educational Services Corporation (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated June 21, 2017 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016. The Comment Letter indicates that the Company must respond within ten business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on June 26, 2017 with the Staff, the Company respectfully requests until July 26, 2017 to respond to the Comment Letter. The Staff indicated to me that they would be willing to grant this extension and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than July 26, 2017.

Should you have any questions regarding the Company’s request, please do not hesitate to contact me at (973) 736-9340.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Brian Meyers
Name:	Brian Meyers
Title:	Executive Vice President, Chief Financial Officer and Treasurer